

Report of Independent Registered Public Accounting Firm

To the Board of Directors of BNP Prime Brokerage, Inc.:

We have examined, with respect to the accompanying BNP Prime Brokerage, Inc.'s Compliance Report, whether

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2017 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2017 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2017, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 (the "quarterly securities count rule"), or NASD Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with 17 C.F.R. §§ 240.15c3-1, and 17 C.F.R. §§ 240.15c3-3(e), and that the information used to assert compliance with these rules was derived from the Company's books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2017 and during the year ended December 31, 2017, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BNP Prime Brokerage, Inc.'s compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over compliance such that there is a reasonable possibility that non-compliance with 17 C.F.R. §240.15c3-1 or 17 C.F.R. § 240.15c3-3(e) will not be prevented or detected on a timely basis or that non-compliance to a material extent with 17 C.F.R. §240.15c3-3, except for paragraph (e), 17 C.F.R. § 240.17a-13, or NASD rule 2340 of the Financial Industry Regulatory Authority not be prevented or detected on a timely basis.

In our opinion

- BNP Prime Brokerage, Inc. did not maintain effective internal control over compliance with the financial responsibility rules during the year ended December 31, 2017 because of a material weakness in internal control over compliance with 17 C.F.R. § 240.15c3-3 section (b) related to the failure of the Company's manual and IT dependent controls to prevent or detect the delivery of customer fully paid and excess margin securities during the year ended December 31, 2017,

- BNP Prime Brokerage, Inc.'s internal control over compliance with the financial responsibility rules was not effective as of December 31, 2017 as noted above,

- BNP Prime Brokerage, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017, and

- the information used to assert that BNP Prime Brokerage, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

PricewaterhouseCoopers LLP

March 21, 2018





BNP PARIBAS

The bank for a changing world

BNP Paribas Prime Brokerage, Inc. Compliance Report

BNP Paribas Prime Brokerage, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17C.F.R.§240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2017 because of a material weakness in Internal Control Over Compliance with regard to 17 C.F.R §240.15c3-3 section (b) relating to the failure of the Company's manual and IT Dependent controls to prevent or detect the delivery of customer fully paid and excess margin securities.

(3) The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2017 as noted above;

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3-3(e) was derived from the books and records of the Company.

BNP Paribas Prime Brokerage, Inc.

I, Michael Farrell, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Michael Farrell

Title: Chief Financial Officer

Date March 21 , 2018